September 2, 2016

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Tim Buchmiller

Re:	Capnia, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 18, 2016

File No. 333-212487

Dear Mr. Mancuso:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 30, 2016 relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-212487) filed with the Commission on August 18, 2016 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

September 2, 2016

1.	Please expand your response to prior comment 1 to address the purpose of including the Series A redemption – and the related warrant amendment – as part of the Series B transaction. Include an analysis of how the redemption (1) affects whether the selling security holder’s investment in the registrant has been in substance at market risk, and (2) reflects the extent of the selling security holder’s control of the registrant. Also, tell us:

•	whether and when the selling security holder resold the securities it received on conversion of the Series A Preferred Stock, including whether any of the resales were at or near when the registrant was negotiating the price and terms of the Series B Preferred Stock or the warrant amendment;

•	the nature of the voting and lock-up agreements that are conditions to the second closing, including who are the parties to those agreements and their purpose in this transaction;

•	whether the selling security holders provided a written representation regarding their investment intent, or solely indicated that any distribution of the securities would be consistent with the Securities Act;

•	how your response that the selling security holders did not negotiate any covenants impacting the manner in which the registrant conducts its business is consistent with your disclosure on page 48 regarding covenants relating to your ability to issue securities;

•	how Maxim is “receiving proceeds from the” registrant as indicated on page 20 of your response; and

•	the nature of the consideration or services you received for the “placement agent warrants” related to the securities included in this registration statement, given that the other selling security holder appears to have been an existing investor in the registrant.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment through the following response, which addresses the questions in the forgoing bullets.

Bullet #1:

As previously outlined in our first response letter filed with the Commission on August 18, 2016 (the “Prior Response Letter”), the shares of Series A Preferred Stock (the “Series A”) and related warrants to purchase Common Stock (the “Series D Warrants”) were sold pursuant

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to the Securities Purchase Agreement dated October 12, 2015, as amended (the “2015 Purchase Agreement”), by and among the Company and funds managed by Sabby Management, LLC (“Sabby”). The 2015 Sabby Purchase Agreement was negotiated at arms’ length without contemplation of any future financing event between the parties. At the time the Series A shares and the Series D Warrants were purchased by Sabby, both Sabby and the Company expected that such transaction would be a standalone financing. Sabby entered into the 2015 Sabby Purchase Agreement with the view that it would bear the market risk of holding the Series A shares and Series D Warrants as a long-term investment. Sabby’s purchase of the Series A shares and Series D Warrants was not conditioned on any subsequent repurchase of the Series A shares or any amendment of the Series D Warrants by the Company.

The parties’ subsequent entry into the Securities Purchase Agreement dated June 29, 2016 (the “2016 Purchase Agreement”) does not change the fact that Sabby accepted market risk upon its initial acquisition of the Series A shares and Series D Warrants in the Company under the 2015 Purchase Agreement, that it has borne the investment risk of its purchase of such securities since such time, and that it will continue to bear this investment risk for a potential substantial additional period before it can make significant resales of such securities. Furthermore, the Company’s repurchase of the remaining Series A shares held by Sabby was conditioned upon the purchase of new Series B Preferred Stock (the “Series B”) under the 2016 Purchase Agreement, which itself is contingent upon the effectiveness of the Registration Statement covering such shares, which Sabby has no control over and during which time Sabby continues to be at market risk with respect to its investment in the Series A shares. In addition, the Series D Warrants, as amended under the 2016 Purchase Agreement, had an exercise price that far exceeded the market price for the Company’s Common Stock at the time of the amendment, requiring that Sabby either pay a premium in excess of the market price in order to resell the underlying shares of Common Stock, or hold on to the amended Series D Warrants until they were “in the money” before exercising the warrants.

Additionally, Sabby exerts no voting control (either at the time of entry into the 2015 Purchase Agreement or the 2016 Purchase Agreement) over the Company due to the “blocker” provisions contained in the Series A shares, the Series D Warrants and the Series B Preferred Stock sold under the 2016 Purchase Agreement, which prevent Sabby from beneficially owning more than 4.99% of the Company’s Common Stock. Sabby also has no management rights, observation rights, or rights to appoint any persons to the Company’s board of directors.

Sabby’s conversion of the Series A shares into shares of Common Stock occurred during the period between January 5, 2016 through June 8, 2016. Sabby’s resale of the Common Stock underlying the Series A shares occurred during the period between January 5, 2016 and June 15, 2016. During the period when the Company and Sabby were negotiating the terms and price of the securities to be sold under the 2016 Purchase Agreement, Sabby did not convert any Series A

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shares into shares of Common Stock, nor did Sabby resell any of the underlying shares of Common Stock.

Bullet #2:

The parties (“Existing Stockholders”) who were bound by the lock-up agreement and the voting agreement are individuals and entities (Vivo Ventures and their affiliates and affiliates of Ernest Mario) who are large stockholders, directors and affiliates of the Company. The Existing Stockholders have no affiliation with Sabby. The lock-up agreement provides that the Existing Stockholders will not, during the 90 day lock-up period: (a) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any security of the Company held by them, (b) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any security of the Company held by them, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any security of the Company held by them, or (c) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement. The Series B shares sold under the 2016 Purchase Agreement would exceed 20% or more of the Common Stock outstanding before the issuance such issuance. Under NASDAQ Marketplace Rule 4350(i)(1)(D)(ii), the approval of the stockholders of the Company is required in order to issue shares of Common Stock that would exceed 20% of the Common Stock outstanding prior to such issuance. In order to ensure compliance with NASDAQ Marketplace Rule 4350(i)(1)(D)(ii) , the Existing Stockholders agreed to enter into the voting agreement and vote in favor of the resolutions approving the Series B shares that exceed 20% of the Common Stock outstanding prior to such issuance. We have subsequently, following a meeting of our stockholders, obtained the requisite stockholder approval to satisfy NASDAQ Marketplace Rule 4350(i)(1)(D)(ii).

Bullet #3:

Sabby has provided a written representation regarding its investment intent and indicated that any distribution of the securities would be consistent with the Securities Act. Specifically, Section 3.2(b) of each of the 2015 Purchase Agreement and 2016 Purchase Agreement provides as follows: “Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this

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representation and warranty not limiting such Purchaser’s right to sell the Securities pursuant to the Registration Statement or in compliance with applicable federal and state securities laws). Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.” Sabby has further agreed to restrictions on the transfer of the securities purchased under the 2015 Sabby Purchase Agreement and 2016 Sabby Purchase Agreement, specifically Section 4.1(a) of each of such agreements, which provides: “The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge to an accredited investor as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and the Registration Rights Agreement and shall have the rights and obligations of a Purchaser under this Agreement and the Registration Rights Agreement.” Section 4.1(c) of each agreement provides that: “Each Purchaser, severally and not jointly with the other Purchasers, agrees with the Company that such Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.1 is predicated upon the Company’s reliance upon this understanding.”

Bullet #4:

The Company is not in the business of selling and issuing securities. The Company is a diversified healthcare company that develops and commercializes diagnostics, devices and therapeutics addressing unmet medical needs. Any funds that the Company generates from the sale of its securities are used as general operating capital for the Company. While the Company has agreed to certain covenants with respecting to fundraising, these are customary financing restrictions that are typical for a transaction of this nature. There are no other restrictions on the Company operating its business imposed by Sabby.

Bullet #5:

Maxim Group, LLC (“Maxim”) was entitled to receive a fee, consisting of cash and warrant coverage, pursuant to the engagement letter dated June 26, 2016, that has been filed as Exhibit 1.1 to the Form 8-K filed on July 6, 2016. The cash fees are seven percent (7%) of the net proceeds (less the amount used to repurchase the Series A shares) received by the Company under the 2016 Purchase Agreement, and the warrant

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coverage is equal to two percent (2%) of the new net securities (total common stock of 13,780,000 shares less the 7,780,000 shares of common stock underlying the Series A shares) that are sold under the 2016 Purchase Agreement. Therefore, a portion of the proceeds received by the Company from the 2016 Purchase Agreement are used for the payment of the cash fees owed to Maxim.

Even if the Company did not owe fees to Maxim pursuant to the June 26, 2016 engagement letter for the transactions contemplated by the 2016 Purchase Agreement, the Company would still owe fees to Maxim pursuant to the engagement letter dated September 17, 2015, between the Company and Maxim, filed as Exhibit 1.1 to the Form 8-K filed on October 15, 2015. This engagement letter was entered into in connection with the 2015 Purchase Agreement. Section 4(a) of the September 17, 2015 engagement letter provides for a 12 month “tail” period pursuant to which the Company owes Maxim fees for any investors whom the Company was introduced to by Maxim. Following Maxim’s introduction of Sabby to the Company, the Company would, during the 12 month tail period, owe fees for any transaction that it closed with Sabby, regardless of whether the transactions under the 2015 Purchase Agreement were consummated (and therefore, regardless of whether Sabby was an investor).

2.	It is unclear how your response to prior comment 2 that the investors are irrevocably bound is reconcilable to your disclosure on page 41 that the agreement merely provides the investor rights to purchase the Series B Convertible Preferred Stock. In addition, we note (1) the statement in your response that a closing condition involves an investor’s judgement as to the impracticability or inadvisability of purchasing the securities, and (2) that the investor appears to have the ability to assign its obligations under the agreement. Please revise the registration statement to register for resale only the common stock underlying the issued and outstanding securities.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and has revised the disclosures and risk factors on pages 13, 41, 44, 45, 48, and 51 of the Revised Registration Statement. These changes to the Revised Registration Statement clarify that Sabby’s obligation to purchase the Series B shares under the 2016 Purchase Agreement is subject to closing conditions that are not within Sabby’s control or that Sabby can cause not to be satisfied. Under prior guidance provided by the Staff, an investor’s purchase of securities cannot be conditioned upon the satisfaction of closing conditions that are within an investor’s control or that an investor can cause not to be satisfied. The second paragraph of Securities Act Rules Compliance and Disclosure Interpretation 131.11 provides that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale

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registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

Securities Act Rules Compliance and Disclosure Interpretation 139.19 further provides that customary closing conditions “such as “bring downs” of customary representations or warranties” and “customary clauses regarding no material adverse changes affecting the company” are not conditions that are within an investor’s control that would “prevent the private transaction from being “completed”.”

Based on this guidance, none of the conditions to closing set forth in the 2016 Purchase Agreement are under Sabby’s control, or are conditions that Sabby can cause not to be satisfied, and are therefore permissible closing conditions. If the conditions to closing under the 2016 Purchase Agreement are met, including effectiveness of the Revised Registration Statement, stockholder approval for the additional shares of Common Stock underlying the Series B shares (which the Company obtained on July 29, 2016), and the satisfaction of customary closing conditions (none of which Sabby has control over or which Sabby can cause not to be satisfied), then Sabby has no new investment discretion in purchasing the Series B shares and is irrevocably committed to purchasing the Series B shares.

The Company is not aware of any guidance from the Staff regarding whether the assignment of an investor’s obligations in a PIPE financing results in the investor not being deemed “irrevocably bound” and therefore the PIPE financing not being treated as “complete”. Securities Act Rules Compliance and Disclosure Interpretation 139.16 provides that a transaction involving an equity line will not be deemed to be “completed” if there is an assignment of an investor’s obligations under the equity line, because the investor is not irrevocably bound. However, there is no prior guidance from the Staff on whether the assignment of an investor’s obligations under a PIPE financing results in the PIPE financing being completed not “complete” due to the investor not being “irrevocably bound”. The formal Staff guidance regarding an equity line transaction applies to circumstances that are distinct from those involving the Company’s current PIPE financing transaction.

September 2, 2016

Information Incorporated by Reference, page 144

3.	Please expand your revisions in response to prior comment 3 to specifically list all filings required to be incorporated by reference by Form S-1 Item 12(a) – not solely the latest amendments – including applicable proxy and information statements filed pursuant to Section 14 of the Exchange Act.

RESPONSE TO COMMENT 3: The Company acknowledges the Staff’s comment and has revised the Revised Registration Statement to identify all documents required to be specifically incorporated by Form S-1 Item 12(a).

Undertakings, page II-7

4.	Please expand your revisions in response to prior comment 4 to include the undertaking required by Regulation S-K Item 512(a)(6).

RESPONSE TO COMMENT 4: The Company acknowledges the Staff’s comment and has revised the Revised Registration Statement to provide for all the undertakings required by Regulation S-K Item 512(a)(6).

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 996-4063 or esatusky@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Elton Satusky

Elton Satusky

cc:	David O’Toole, CFO Capnia